ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

FOIA CONFIDENTIAL TREATMENT REQUEST

September 26, 2013

Submitted Pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001582616
SEC Comment Letter dated September 19, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit in electronic form for confidential review by the Securities and Exchange Commission (the “Commission”) the accompanying Draft Submission No. 3 (“Submission No. 3”) of the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes to the draft Registration Statement submitted to the Commission on September 6, 2013 (“Submission No. 2”).

Submission No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated September 19, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Submission No. 3 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Submission No. 3 and to the prospectus included therein.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 2

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [***]. A complete version of this letter has been separately filed with the Commission.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Response to Comment 1:

The Company respectfully acknowledges the Staff’s comment.

Prospectus Summary

2.	We note your response and revised disclosure in response to comment 20 in our letter dated August 26, 2013. We still note extensive repeated disclosure in both the prospectus summary and in the business section of your prospectus. Please further streamline your summary so as to avoid further repetition.

Response to Comment 2:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 3 through 4 and 69 through 74 of Submission No. 3 revise Submission No. 2 to streamline its summary and to avoid repetition.

The Reorganization, page 8

3.	We note your response and revised disclosure in response to comment 22 in our letter dated August 26, 2013. Please disclose in the eighth bullet point that the shares of Norcraft Companies, Inc. received by the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be restricted shares of Norcraft Companies, Inc. common stock.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 3

Response to Comment 3:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages ii, 9, 36, 44, 88 and F-7 of Submission No. 3 revise Submission No. 2 to include that the shares of Norcraft Companies, Inc. received by the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp. will be restricted shares of Norcraft Companies, Inc. common stock.

4.	Please clarify what the holders of units of Norcraft Companies, LLC will be entitled to.

Response to Comment 4:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the holders of units of Norcraft Companies, LLC are entitled to a proportionate share of the distributions and earnings of Norcraft Companies LLC. The Company has revised the Registration Statement in response to the Staff’s comment. Page 36 of Submission No. 3 revises Submission No. 2 to disclose this information.

Additionally, certain holders of units of Norcraft Companies LLC will become parties to an exchange agreement and a tax receivable agreement, each as described in the Registration Statement. The Company directs the Staff to pages 88 through 91 of the Registration Statement.

The Offering, page 13

5.	We note your response to comment 24 in our letter dated August 26, 2013. Please disclose the actual amount or percentage of the offering proceeds to be used toward redeeming all of the Norcraft Companies, L.P.‘s outstanding senior secured lien notes.

Response to Comment 5:

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure under “Use of Proceeds” in a later pre-effective amendment to the Registration Statement to state the amount of Norcraft Companies, L.P.’s outstanding senior secured second lien notes to be redeemed from the offering proceeds. The Company continues to evaluate potential uses of proceeds.

Risk Factors, page 17

Any Future Volatility Or Reduction In Liquidity in the Financial Markets..., page 20

6.	We note references to your Moody’s Global Credit Research rating and Standard & Poor’s rating. Please revise your risk factor to disclose the dates such ratings were provided or most recently confirmed, as applicable.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 4

Response to Comment 6:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 21 of Submission No. 3 revises Submission No. 2 to disclose the dates such ratings were most recently confirmed.

Our Level of Indebtedness and Significant Debt Service Obligations Could Adversely Affect Our Financial Condition…, page 23

7.	We note your response and revised disclosure in response to comment 29 in our letter dated August 26, 2013. The revised disclosure discusses your total debt outstanding, plus accrued interest, as of June 30, 2013. With respect to the amount of your debt that will remain after the offering, the disclosure notes that you intend to use the proceeds of the offering to “redeem certain of the outstanding notes.” We contrast this with disclosure on page 38 under “Use of Proceeds” where you discuss redeeming “all of the Norcraft Companies, L.P.‘s outstanding 10.5% senior secured second lien notes…” with proceeds from your new ABL facility together with proceeds from the offering. Please advise. Please also disclose the amount of debt that will remain after the offering, including accrued interest.

Response to Comment 7:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 24 of Submission No. 3 revises Submission No. 2 to indicate that the Company intends to enter into a new ABL facility and new term loan following the closing of the offering (the “Proposed Debt Refinancing”). The Company intends to use the proceeds of the Proposed Debt Refinancing, together with the proceeds of the offering, to redeem all of Norcraft Companies, L.P.’s outstanding 10.5% senior secured second lien notes due 2015 on or shortly after December 15, 2013. To the extent the Company is unable to enter into the Proposed Debt Refinancing, it will use the proceeds of the offering to redeem certain of Norcraft Companies, L.P.’s outstanding 10.5% senior secured second lien notes due 2015 on or shortly after December 15, 2013.

Post-Reorganization Structure, page 37

8.	Please disclose the reason for using a portion of the proceeds to acquire a nominal interest in Norcraft Companies, LLC.

Response to Comment 8:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 10 and 38 of Submission No. 3 revise Submission No. 2 to disclose that the reason for using a portion of the proceeds to acquire directly at least a nominal interest in Norcraft

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 5

Companies, LLC are (A) to allow Norcraft Companies, Inc. to be the managing member of Norcraft Companies, LLC and (B) to seek to allow Norcraft Companies, Inc. to be the “tax matters partner” for U.S. federal income tax purposes of Norcraft Companies, LLC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies, page 53

Indefinite-Lived Intangible Assets and Goodwill, page 54

9.	We have read your response to comment 32. Please revise your disclosures to quantify the amount of goodwill allocated to each reporting unit with an estimated fair value that is not substantially in excess of its carrying value.

Response to Comment 9:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 55 of Submission No. 3 revises Submission No. 2 to quantify the amount of goodwill allocated to each reporting unit with an estimated fair value that is not substantially in excess of its carrying value.

Results of Operations, page 56

10.	We have read your response to comment 34. It is not clear to us where you disclose your market share during each period presented. Please revise. Also, in regard to your revised disclosures related to gross profit margins, please quantify the impact of discounts and sales promotions during each period presented, quantify the impact of the labor inefficiencies that occurred during 2012, and more clearly discuss what caused the labor inefficiencies.

Response to Comment 10:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 57 of Submission No. 3 revise Submission No. 2 to remove references to market share for the periods presented, and instead makes references to the Company’s sales for the periods presented, consistent with the line items that the discussion corresponds to.

Pages 57 through 59 of Submission No. 3 revise Submission No. 2 to quantify the impact of discounts and sales promotions during each period presented, quantify the impact of labor inefficiencies that occurred during 2012, and more clearly discuss what caused the labor inefficiencies.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 6

Liquidity and Capital Resources, page 61

11.	We have read your response to prior comment 36. Please disclose whether you anticipate the proceeds from this offering will be sufficient to pay off the 10.5% senior secured second lien notes.

Response to Comment 11:

The Company respectfully acknowledges the Staff’s comment and directs the Staff to its disclosure under the heading “Description of Indebtedness—New Facility” on page 92 of Submission No. 3. Pages 62 and 63 of Submission No. 3 revise Submission No. 2 to disclose that the Company intends to use the proceeds of this offering, together with the proceeds from its Proposed Debt Refinancing, to redeem all of Norcraft Companies, L.P.’s 10.5% senior secured second lien notes due 2015. The revision also discloses that if the Company is unable to enter into the Proposed Debt Refinancing following the closing of the offering, it will use the proceeds from this offering to redeem a portion of Norcraft Companies, L.P.’s outstanding 10.5% senior secured second lien notes due 2015 on or shortly after December 15, 2013.

Inflation; Seasonality, page 65

12.	We note the statement that you have generally been able over time to recover the effects of inflation and price fluctuations through sales price increases; however, you state that gross profit as a percentage of net sales was lower during the three months ended M arch 31, 2013 compared to the three months ended March 31, 2012 because of price increases on some of the material inputs used in your products. Please revise your disclosure as applicable.

Response to Comment 12:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 66 of Submission No. 3 revises Submission No. 2 to disclose the fact that, although generally the Company is able to recover the effects of inflation and price fluctuations through sales price increases, sometimes inflation and/or price fluctuations increase too much and too quickly for the Company to offset the increases in the period in which they occur. The Company notes that there may be a period lag between when the inflation and/or price fluctuations increase and when the Company is able to effect sales price increases.

Lock-Up Agreements, page 102

13.	Please disclose your supplemental response to comment 39 in our letter dated August 26, 2013 in the prospectus.

Response to Comment 13:

The Company has revised the Registration Statement in response to the Staff’s comment. Page 102 of Submission No. 3 revises Submission No. 2 to disclose our supplemental response to comment 39 in the Staff’s letter dated August 26, 2013.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 7

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Basis of Presentation, page F-7

14.	We have read your response to prior comment 40. Please revise your disclosures to clarify how you intend to account for the reorganization and how you intend to determine the related exchange ratios. In addition, we note that as a result of the Reorganization SKM Norcraft Corp. and Trimaran Cabinet Corp. will be subsidiaries of Norcraft Companies, Inc. Please address the nature of any assets, liabilities, results of operations or cash flows related to SKM Norcraft Corp. or Trimaran Cabinet Corp. during the periods presented or during any subsequent period. Please also address how the interests of MEB Norcraft LLC, Buller Norcraft Holdings LLC, and the current and former management and board in Norcraft Companies LLC will be reflected in the financial statements.

Response to Comment 14:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that pages F-7 and F-8 of Submission No. 3 revise Submission No. 2 to disclose how the Company intends to account for the Reorganization and how the Company intends to determine the related exchange ratios.

The Company further advises the Staff that following the Reorganization (as defined in the Registration Statement), Norcraft Companies, Inc. will own 100% of the equity interests of each of SKM Norcraft Corp. and Trimaran Cabinet Corp. The Company advises the Staff that SKM Norcraft Corp. and Trimaran Cabinet Corp. are not operating entities and thus have no results of operations or cash flows, other than receipt of distributions from Norcraft Holdings, L.P. or tax refunds, and their principal purposes are to (i) invest in and hold interests in Norcraft Holdings, L.P. and (ii) carry out administrative and ministerial activities related thereto. Further, prior to the Reorganization, SKM Norcraft Corp. and Trimaran Cabinet Corp. intend to distribute all of their assets, other than their interest in Norcraft Holdings L.P., to their respective shareholders. The Company advises the Staff that SKM Norcraft Corp. and Trimaran Cabinet Corp. do not have any liabilities that would not otherwise be covered by the indemnification provisions set forth in the Reorganization Agreement.

The exchange of limited partnership units for common units of Norcraft Companies, LLC is premised on a value-for-value exchange for all classes of units. The exchange ratios will be determined based on a hypothetical distribution by Norcraft Holdings, L.P. of our pre-IPO value

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 8

(as indicated by the initial public offering price) to the holders of Class A Units, Class B Units, Class C Units and Class D Units of Norcraft Holdings, L.P. based on the pre-Reorganization limited partnership agreement of Norcraft Holdings, L.P. Norcraft Companies, Inc. will issue a number of shares of common stock to the shareholders of SKM Norcraft Corp. and Trimaran Cabinet Corp., respectively, equal to the number of common units held by SKM Norcraft Corp. and Trimaran Cabinet Corp., respectively, in Norcraft Companies LLC. Following the Reorganization, each common unit of Norcraft Companies LLC will be exchangeable, at the holder’s option or mandatorily upon certain events, into one share of restricted common stock of Norcraft Companies, Inc. subject to certain restrictions on transfer for a period of time following this offering. Norcraft Companies, Inc. may, at its sole option, elect to settle exchange requests by issuing one share of its restricted common stock or paying cash equal to the value of one share of its common stock. The restricted shares of common stock received by the former holders of Norcraft Companies LLC upon an exchange pursuant to the exchange agreement will be a party to the registration rights agreement, pursuant to which they will have certain rights to register their shares of restricted common stock of Norcraft Companies, Inc.

The Reorganization will be effected solely for the purpose of reorganizing the Company’s corporate structure in connection with this offering (i.e., Norcraft Companies LLC will become the parent holding company of Norcraft Holdings, L.P. and Norcraft Companies, Inc. will become the indirect parent holding company of Norcraft Companies LLC – each investor’s ownership interest in the underlying net assets comprising the combined entity will be the same before and after the Reorganization). Norcraft Companies, Inc. and Norcraft Companies LLC have not, prior to the completion of the Reorganization, conducted any activities other than those that are incidental to formation and preparation for the Reorganization and this offering. In the event this offering is not consummated, the Reorganization will be automatically canceled without effect or penalty and all parties will be required to revert back to the pre-Reorganization corporate structure.

Based on the above, the Company believes the Reorganization affected to facilitate this offering is a non-substantive exchange, and as a result the assets and liabilities of Norcraft Holdings, L.P. will be included in the financial statements of Norcraft Companies, Inc. at their carrying amounts at the date of the Reorganization. The interests held by MEB Norcraft LLC, Buller Norcraft Holdings LLC, and the current and former management and board in Norcraft Companies LLC will be reported as noncontrolling interests in the financial statements of Norcraft Companies, Inc. following the Reorganization. This treatment is consistent with the concept of an exchange that lacks substance as described in paragraph 6 of Financial Accounting Standards Board Technical Bulletin 85-5, Issues Relating to Accounting for Business Combinations, including Costs of Closing Duplicate Facilities of an Acquirer; Stock Transactions between Companies under Common Control; Down-Stream Mergers, Identical Common Shares for a Pooling of Interests; and Pooling of Interests by Mutual and Cooperative Enterprises:

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 9

...if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

Although that guidance was nullified by the issuance of FASB Statement No. 141 (Revised), which was subsequently codified in Accounting Standards Codification Section No. 805, the Company believes the underlying guidance with respect to an exchange that lacks substance continues to be relevant.

Following the Reorganization, Norcraft Companies, Inc. will issue shares of common stock in this offering and contribute the proceeds to Norcraft Companies LLC in exchange for additional common units of Norcraft Companies LLC. The number of common units issued to Norcraft Companies, Inc. by Norcraft Companies LLC will equal the number of shares of common stock issued by Norcraft Companies, Inc. to the public. This offering will be accounted for as an equity financing transaction and will result in dilution of all prior investors’ ownership interests on a proportionate basis. In addition, upon the completion of this offering, the organizational documents of Norcraft Companies, Inc. will be amended and restated to comply with the requirements of a registered company under the Exchange Act. The Company directs the Staff to pages 96 through 100 of the Registration Statement.

2. Nature of Company, page F-7

15.	We have read your response to prior comment 41. In order to help us better assess your determination that the five operating segments you aggregate are economically similar, please provide us a summary of the sales, gross profit margins, and operating profit margins for each operating segment during the last five years and the current and comparative interim periods. To the extent that the historical results are not economically similar, please explain why and explain why you believe they will be economically similar over the long term.

Response to Comment 15:

The Company respectfully acknowledges the Staff’s comment and sets forth on Exhibit A summaries of the sales, gross profit margins, operating profit margins and variable and fixed costs for each operating segment during the last ten years and the current and comparative interim periods. A graphical representation of the historical average gross margins of the segments and long term expected margin performance is also included in Exhibit A. The Company believes it is important to show information for the last ten years to see financial trends prior to the recent housing recession, as the Company believes that those trends are indicative of its expected future performance.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 10

The housing industry experienced unprecedented disruptions from 2007 through 2011, as illustrated by decreases in new housing starts and repair and remodeling spending. According to the U.S. Census Bureau (report previously provided to the Staff as part of the supplemental materials), new housing starts were approximately 1,812,000 in 2006 and fell to approximately 554,000 in 2009. Further, according to Global Insight (report previously provided to the Staff as part of the supplemental materials), the repair and remodeling markets fell from $146 billion in 2006 to $112 billion in 2009. Prior to the housing recession, new housing starts and repair and remodeling spending had been relatively consistent and predictable for decades. As the economy rebounds, the Company expects these housing-specific metrics and the Company’s financial performance to return to their pre-housing recession levels. As a result, the Company believes it is imperative to evaluate its operating segments by looking at its historical pre-housing recession numbers, which the Company believes are indicative of its expected future performance. The Company has therefore included its peak historical and long-term expected gross profit margins across the three material operating segments on Exhibit A.

Pursuant to the historical financial information provided on Exhibit A, the Company notes that two of the Company’s operating segments, Kitchen and Bath Ideas and Urban Effects, do not meet the quantitative thresholds set forth in ASC Topic 280-10-50-12. Urban Effects is a start-up operation, having begun cabinet production at the end of 2007. The Company expects Urban Effects to exhibit similar long-term financial performance as the operating segments discussed below as it diversifies its customer base, develops its distribution methods and achieves operating leverage. Urban Effects is also similar to the three operating segments discussed below in the other areas described in ASC 280-10-50-11 (“ASC 280”). The Kitchen and Bath Ideas operating segment consists of five retail locations that were generally established in geographic markets where a suitable third party dealer could not be identified. These stores sell the product manufactured by the other operating segments. As such, the discussion set forth below does not address these operating segments.

The Company directs the Staff to the adjusted gross profit margin tables. In the years prior to the housing recession (2002-2006), the Company had average adjusted gross profit margins for its Mid Continent, UltraCraft and StarMark operating segments of [***]%, [***]% and [***]%, respectively. In comparison, in the years during the housing recession (2007-2011), the Company had average adjusted gross profit margins for its Mid Continent, UltraCraft and StarMark operating segments of [***]%, [***]% and [***]%, respectively. The Company’s peak historical gross profit margins for Mid Continent and UltraCraft are very similar at [***]% and [***]%, respectively. The Company expects that in the future, it will be able to achieve these peak margins again. As described below, the Company expects a gross profit margin of [***]% for StarMark, which is very similar to the other two operating segments. While these margins diverged during the housing recession years, they have been converging as the economy recovers and the Company expects they will continue to converge to be in line with the Company’s pre-housing recession margins.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 11

The Company also directs the Staff to the operating profit margin tables. As with the gross profit margin results, the operating profit margin results were disrupted by the housing recession. In the years prior to the housing recession (2002-2006), the Company had average operating profit margins for its Mid Continent, UltraCraft and StarMark operating segments of [***]%, [***]% and [***]%, respectively. In comparison, in the years during the housing recession (2007-2011), the Company had average operating profit margins for its Mid Continent, UltraCraft and StarMark operating segments of [***]%, [***]% and [***]%, respectively. While the Company’s chief operating decision maker (“CODM”) does consider operating profit margins by operating segment, the CODM primarily reviews operating profit margin relative to the prior year results and budget. The CODM does not review operating profit margin as a basis of comparison from one operating segment to another, because of the way in which common corporate and other expenses are recorded. Most of these common corporate and other expenses are recorded in the Mid Continent operating segment and are not allocated to the other operating segments, making a comparison of operating profit margins across operating segments less meaningful, and thus, not an item reviewed by the CODM.

The variances in gross profit and operating profit margins from 2007 through 2011 were mainly due to differences in the timing and severity of the impact of the housing recession on the Company’s operating segments. UltraCraft saw steeper sales declines sooner than the other operating segments, resulting in lost leverage of fixed costs and other inefficiencies. Because UltraCraft is the smallest operating segment, losses of and declines in key customer accounts had a more dramatic effect. Sales were further impacted by an unusual amount of management turnover that resulted in the loss of customers and sales. The division’s president, vice president of sales and vice president of operations were all terminated and replaced multiple times during this time period. This compares to the StarMark operating segment which has experienced no turnover in comparable positions during the past ten years. The Company also directs the Staff to the fixed manufacturing overhead costs set forth on Exhibit A. The fixed costs for the UltraCraft operating segment during the housing recession (2007-2011) averaged [***]%, with a height of [***]% in 2009, while Mid Continent and StarMark had fixed cost averages during the housing recession of [***]% and [***]%, respectively. The increased fixed costs as percentage of sales for UltraCraft over this period were due mainly to UltraCraft’s smaller size, as compared with the Mid Continent and StarMark operating segments, resulting in less efficiency and synergies. As the economy continues to recover, however, the Company has seen steeper improvements in UltraCraft’s sales and fixed costs, which are coming back in alignment within the range consistent with Mid Continent and StarMark, averaging [***]% between 2011 and 2013 (over the same period Mid Continent has averaged [***]% and StarMark has averaged [***]%). Conversely, the Company directs the Staff to the variable costs set forth on Exhibit A, which have remained closer and more stable over time for all of the operating segments.

[***]

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 12

As a result of our continuing analysis and the discussion outlined above, the Company maintains its belief that its operating segments continue to exhibit similar long-term financial performance, with similar future prospects, and therefore their aggregation remains consistent with the objective and basic principles of ASC 280.

6. Long-Term Debt, page F-14

7. Long-Term Debt, page F-32

16.	Please also clarify under the disclosures related to the senior secured second lien notes that Norcraft Finance Corp. is 100% owned by Norcraft.

Response to Comment 16:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages F-15 and F-33 of Submission No. 3 revise Submission No. 2 to clarify disclosures related to the senior secured second lien notes that Norcraft Finance Corp. is 100% owned by Norcraft.

*            *             *            *            *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Division of Corporation Finance
Securities and Exchange Commission	Confidential Treatment Requested By
September 26, 2013	Norcraft Companies, Inc.
Page 13

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:

Mark Buller

Leigh Ginter

Exhibit A

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

Yr Ended Dec 31,	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated
Net Sales Dollars								Net Sales Growth Percentage
2002	[***]							[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)

Average growth rate

Adjusted Gross Profit Margin Dollars (5)								Adjusted Gross Profit Margin Percentage (5)
2002	[***]							[***]
2003
2004
2005
2006
2007
2008
2009

2010
2011
2012
2012 (2)
2013 (2)

				Average pre-recession margin %				[***]
Average recession margin %
Peak margin performance
				Long-tem expected margin performance							(3)

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

Yr Ended Dec 31,	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated
Operating Profit Margin (“Adjusted EBITDA”) Dollars								Operating Profit Margin (“Adjusted EBITDA”) Percentage
2002	[***]							[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)
				Average pre-recession margin %				[***]
Average recession margin %
Peak margin performance
				Long-term expected margin performance							(3)

Manufacturing Expense Analysis
Total Variable Manufacturing Dollars								Total Variable Manufacturing %
2002	[***]							[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)
				Average pre-recession margin %				[***]
Average recession margin %
Peak margin performance
Long-term expected margin performance

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

Yr Ended Dec 31,	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated	Mid Continent	Ultracraft	Starmark	Kitchen & Bath Ideas (1)	Urban Effects (1)	Elimin- ations	Consol- idated
Total Fixed Manufacturing Overhead Dollars								Total Fixed Manufacturing Overhead %
2002	[***]							[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)
					Average pre-recession margin %			[***]
Average recession margin %
Peak margin performance
Long-term expected margin performance

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

	5 Reporting Unit Comparison						Framed Reporting Unit Comparison
Yr Ended Dec 31,	Min	Max	Range	Rge %	Chg		Min	Max	Range	Rge %	Chg
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)

2002	[***]						[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012						(4)
2012 (2)
2013 (2)
	[***]						[***]

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

	5 Reporting Unit Comparison					Framed Reporting Unit Comparison
Yr Ended Dec 31,	Min	Max	Range	Rge %	Chg	Min	Max	Range	Rge %	Chg
2002	[***]					[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)
	[***]					[***]

Manufacturing Expense Analysis
2002	[***]					[***]
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012 (2)
2013 (2)
	[***]					[***]

Norcraft Companies

Reporting Segment Analysis

Dollar Amounts in Thousands

	5 Reporting Unit Comparison					Framed Reporting Unit Comparison
Yr Ended Dec 31,	Min	Max	Range	Rge %	Chg	Min	Max	Range	Rge %	Chg
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2012(2)
2013(2)

(1)	[***]
(2)	Six months ended June 30.
(3)	[***]
(4)	Post-recession trend in margin difference.
(5)	[***]